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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934




                         FRANK'S NURSERY & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE, $.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    355361106
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      | |  Rule 13d-1(b)

      | |  Rule 13d-1(c)

      |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                                Page 1 of 6 pages
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CUSIP No. ..........................


--------------------------------------------------------------------------------

1. Names of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

K        Kimco Realty Services, Inc.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
     (a)  ......................................................................
--------------------------------------------------------------------------------
     (b)  ......................................................................
--------------------------------------------------------------------------------
3.   SEC Use Only  .............................................................
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization  Delaware corporation
--------------------------------------------------------------------------------
Number of Shares           5.  Sole Voting Power                    13,802,610.8
Beneficially Owned By      -----------------------------------------------------
Each Reporting Person      6.  Shared Voting Power                  None
With:                      -----------------------------------------------------
                           7.  Sole Dispositive Power               13,802,610.8
                           -----------------------------------------------------
                           8.  Shared Dispositive Power             None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   13,802,610.8

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions) .............................................................

11. Percent of Class Represented by Amount in Row (9) 54.3%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) Not Applicable
--------------------------------------------------------------------------------

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


                                Page 2 of 6 pages
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Item 1.

      (a)   Name of Issuer

            Frank's Nursery & Crafts, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            580 Kirts Blvd., Suite 300, Troy, Michigan 48084

Item 2.

      (a)   Name of Person Filing

            Kimco Realty Services, Inc.

      (b)   Address of Principal Business Office or, if none, Residence

            3333 New Hyde Park Road

      (c)   Citizenship

            Delaware corporation

      (d)   Title of Class of Securities

            Common Stock

      (e)   CUSIP Number

            355361106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

      (b)   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

      (e)   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 13,802,610.8.

      (b)   Percent of class: 54.3%.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 13,802,610.8.

            (ii)  Shared power to vote or to direct the vote: None.

            (iii) Sole power to dispose or to direct the disposition of:
                  13,802,610.8.

            (iv)  Shared power to dispose or to direct the disposition of: None.


                                Page 3 of 6 pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group

     Not Applicable.

Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2004

                                    -------------------------------------------
                                                       (Date)




                                    /s/ Milton Cooper

                                    -------------------------------------------
                                                    (Signature)




                                    Milton Cooper/President

                                    -------------------------------------------
                                                    (Name/Title)




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


                                Page 4 of 6 pages
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     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




                                Page 5 of 6 pages